                                                     Filed by Allen Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                            Subject Company:  Allen Telecom Inc.
                                                     Commission File No. 1-06016

         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

         The following press release was issued on May 5, 2003, announcing Andrew Corporation and Allen Telecom Inc.'s early termination of the Hart-Scott-Rodino waiting period.

Andrew Corporation

Contact:
Chuck Nicholas
708-873-2740

Allen Telecom

Contacts:
Dianne McCormick
216-765-5855

Robert Youdelman
216-765-5820


               ANDREW CORPORATION AND ALLEN TELECOM INC. ANNOUNCE
                           HART-SCOTT-RODINO CLEARANCE

ORLAND PARK, IL, and BEACHWOOD, OH, May 5, 2003--Andrew Corporation (NASDAQ:
ANDW) and Allen Telecom Inc. (NYSE: ALN) today reported that the re-filed application for Andrew Corporation's proposed acquisition of Allen Telecom Inc. has received an early termination of the Hart-Scott-Rodino waiting period.

The Hart-Scott-Rodino Antitrust Improvements (HSR) Act of 1976 requires that parties to certain mergers and acquisitions file notification with federal antitrust authorities and obtain clearance prior to consummation. The statute imposes a waiting period during which time the government reviews competitive aspects of the transaction. The Department of Justice and Federal Trade Commission, who administer the HSR Act, have terminated the HSR waiting period. The termination was granted without any conditions.

"We are pleased that the government authorities have granted an early termination of the waiting period. This milestone brings us one step closer to providing customers and stockholders with the product and financial benefits of our combined companies," said Ralph Faison, President and CEO of Andrew Corporation.

About Andrew Corporation
Andrew Corporation (http://www.andrew.com) is a global leader in the design, manufacture and supply of communications equipment and systems. Andrew provides proven solutions for wireless, fixed-line and satellite broadband service providers and broadcasters throughout the world. Andrew is an S&P 500 company listed on the Nasdaq National Market System(R) under the symbol: ANDW.

About Allen Telecom Inc.
Allen Telecom Inc. (http://www.allentele.com) is a leading supplier of wireless equipment to the global telecommunications infrastructure market. FOREM supplies sophisticated filters, duplexers, combiners, amplifiers and microwave radios to an array of OEM customers. MIKOM focuses on providing indoor and outdoor repeaters, in-building multi-band optical repeater systems and other products that enhance both the coverage and the capacity of a wireless system. Tekmar Sistemi provides integrated low power fiber optic and cable distributed antenna systems for indoor coverage systems. Decibel Products and Antenna Specialists manufacture land based and mobile antennas in frequency bands that cover all of the traditional wireless networks and third generation (3G) air interfaces. Grayson Wireless supplies network-based wireless caller geolocation systems for E911 and value added services, as well as measurement and signal processing systems for testing the performance of a wireless network. Comsearch offers program management, network planning, engineering, development and installation of wireless networks worldwide.

Additional Information and where to find it
On March 31, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a preliminary joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003, the definitive joint proxy statement/prospectus (when it is available) and any other relevant materials filed by Andrew or Allen with the SEC because they contain, or will contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Andrew and Allen seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and the definitive joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.

Forward Looking Statements
Some of the statements in this news release are forward-looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include Andrew Corporation's ability to consummate and integrate its acquisition of Allen Telecom and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers' ability to fund purchases of our products and services, the company's ability to achieve the costs savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end use demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.